
Campbell's


13003423

THINKING BIG ACTING BOLD


SEC MAIL PROCESSING
RECEIVED
OCT 0 2013
WASH, DC
193
SECTION

A DUAL MANDATE FOR DRIVING GROWTH

CAMPBELL SOUP COMPANY
ANNUAL REPORT 2013


V8
FUSION
Refreshers
Kjeldsens
Campbell's
SLOW COOKER
Sauces
TAVERN STYLE POT ROAST
Goldfish
Campbell's
CHUNKY
HEARTY
CHEESEBURGER
Bolthouse
FARMS
Daily Greens
Tomato
SOUP
TimTam
Bolthouse
FARMS
BABY-CUT
CARROTS
BEEF

How are we moving ahead at Campbell? By building on our strengths as a food industry leader, thinking **BIG** and taking **BOLD** action to reshape our company and our growth trajectory in a changing world.

We are focused forward as we execute our dual mandate to:

(a) Strengthen our core business, and

(b) Expand into higher-growth spaces.

In fiscal 2013, our strategy delivered results. We're making progress. We're building momentum. We are rewriting the future of Campbell to deliver growth and enhance shareholder value.



Denise M. Morrison
President and Chief Executive Officer

Dear Fellow Shareholders,

Two words come to mind when I reflect on fiscal 2013 — accomplishment and anticipation.

Accomplishment ... because we delivered solid results, led by the turnaround in our U.S. Soup business, and added a trio of new growth engines by acquiring Bolthouse Farms, Plum Organics and Kelsen Group.

Anticipation ... because there is a growing sense of optimism about the future as we reshape Campbell and our growth trajectory under our Strategic Framework.

When I talk to our people, I can feel the energy and excitement that is permeating our company. I can sense our momentum. And I can see that we are, slowly but surely, becoming a company that is **thinking big** and **acting bold**.

We've come far since launching our growth strategy in 2011, when Campbell was struggling to adapt to the changing competitive landscape. At the time, sales in our U.S. Soup business had fallen. Our innovation pipeline in U.S. Simple Meals was running dry. We weren't aggressively pursuing new growth opportunities or new consumer segments.

We faced a burning need to change or become irrelevant. So we charted a bold new course for Campbell, one that would focus forward while building on our strengths. To revitalize our company, we are pursuing three key strategies, with a goal to deliver sustainable, profitable net sales growth and enhance shareholder value:

- Profitably grow North America Soup and Simple Meals;
- Expand our international presence; and
- Continue to drive growth in Snacks and Healthy Beverages.

Our Strategic Framework translates into a dual mandate to **strengthen our core business** and **expand into higher-growth spaces**, including new categories, segments, channels and geographies.

Today, Campbell is responding to dramatic shifts affecting our industry, particularly changing consumer behavior and demographics, global economic realignment, the growth of packaged fresh foods and channels beyond grocery, and the shift to digital, which is transforming how consumers shop and engage with brands. We remain focused on delighting our loyal consumers but we're also pursuing new consumers, like Millennials and Hispanics in the U.S.

After stabilizing our U.S. Soup business, rejuvenating our core brands and replenishing our innovation pipeline in the first year of our plan, we accelerated our progress in fiscal 2013 and delivered solid results. Our sales from continuing operations grew 12 percent to almost $8.1 billion, fueled by the addition of Bolthouse Farms and higher sales in U.S. Soup. Excluding special items, adjusted net earnings per share from continuing operations increased 7 percent to $2.48* from $2.31* a year earlier.

We have more work ahead of us, but two years into our plan, we are accomplishing what we said we would ... with a resolute focus on the future.

Strengthening the Core

Looking at the first part of our dual mandate to strengthen our core business, the centerpiece of our progress was the outstanding performance of our U.S. Soup business, which delivered 5 percent sales growth by optimizing all of the drivers of demand and accelerating consumer-focused innovation. Overall, we delivered growth across our portfolio of ready-to-serve soup, condensed soup and broth. The star was *Campbell's Chunky* soup, which delivered an exceptionally strong performance.

We have reinvigorated U.S. Soup by demonstrating our firm commitment to growing it the right way. We've enhanced the taste of our soups, positioned them more distinctively in the marketplace and improved in-store execution. We've rebalanced and optimized advertising and consumer promotion behind our core brands to drive growth. And we've accelerated innovation, launching 38 new soups last year.

"We have more work ahead of us, but two years into our plan, we are accomplishing what we said we would ... with a resolute focus on the future."

While we had some help from the weather, growing soup isn't a matter of meteorology. The key ingredient in our growth recipe is that we're putting consumers first and delivering on their needs. Consumers expect nothing less from Campbell. More than a century after Campbell introduced the first condensed soup, we're proving that soup is still a growth business.

Global Baking and Snacking

I was also pleased with the growth of our Pepperidge Farm business, led by *Goldfish*, a powerhouse brand that continues to expand after more than half a century. Sales of *Goldfish* crackers grew 6 percent as we leveraged strong marketing and innovation to enhance the brand's enduring appeal to families and children. We renewed growth in *Pepperidge Farm* cookies, fueled by stronger marketing behind our *Milano* brand and new products like *Dessert Shop* cookies. And we grew share in fresh bakery, using our agile direct-store-delivery system to meet the

*These amounts are adjusted for certain transactions not considered to be part of the ongoing business. For a reconciliation of non-GAAP financial measures, see page 15.

needs of customers in the wake of the Hostess bankruptcy. To maintain and deepen our culture of innovation, we opened a new $30 million innovation center at Pepperidge Farm's headquarters in Connecticut.

Arnott's is our third-largest brand, trailing only *Campbell's* and *Pepperidge Farm*. While we delivered vigorous growth in *Arnott's* biscuits in Indonesia, we're taking action to restore growth in Australia after two challenging years. We're focused on driving innovation, productivity and cost reductions in this important market.

Challenges

Fiscal 2013 was not without its challenges. Frankly, I was disappointed with the declines in both U.S. Beverages and North America Foodservice, but we are committed to getting these businesses back on track this year.

In U.S. Beverages, we're focused on reinvigorating growth in our shelf-stable 100 percent juice business, which is anchored by our *V8* brand. We continue to see great potential in shelf-stable juices. We have a lot to work with — our *V8* brand has unmatched health and wellness credentials, combining superior vegetable nutrition with great taste. We'll rebuild this business through a disciplined focus on the drivers of demand, just as we've done successfully in U.S. Soup.

In North America Foodservice, we're focused on stabilizing the business, accelerating the growth of fresh soups for restaurants and supermarkets and driving innovation for national restaurant customers.

Expanding into Higher-Growth Spaces

We also made significant progress on the second part of our dual mandate by driving breakthrough innovation and accelerating external development to expand into higher-growth categories, segments and geographies.

Disruptive innovation opens doors to growth. We've grown our percentage of sales from both sustaining and disruptive innovation, and multiplied the number of new breakthrough ideas in the pipeline. For example, to enter the nearly $200 billion dinner segment, we introduced *Campbell's* Skillet Sauces last year and we're expanding this platform with the launch of *Campbell's* Slow Cooker Sauces. We know Millennials account for more than one-quarter of the U.S. population and generate $1.3 trillion in annual spending, so we're reaching this demographic group with innovative foods that appeal to their tastes, like *Campbell's Go* soups, which we launched last year in the fast-growing premium shelf-stable soup segment. Overall, we expect to launch more than 200 new products this year.

New Growth Engines

Fiscal 2013 was a banner year for acquisitions and strategic alliances that we believe will have a positive impact in years to come and accelerate our future growth.

With combined sales of approximately $1 billion, our acquisitions of Bolthouse Farms, Plum Organics and Kelsen Group give us new brand platforms to create value and attract new consumers in fast-growing spaces.

To enter the $12 billion packaged fresh foods category, we added Bolthouse Farms, which delivered strong results for us in its first year. With its growing product lines of super-premium fresh beverages, baby carrots and refrigerated salad dressings, Bolthouse Farms has expanded our access to new consumers with an appetite for fresh foods and healthy lifestyles. It's a great strategic fit with Campbell — the combination of *Bolthouse Farms* and our iconic *V8* franchise has given Campbell a $1.2 billion beverages platform that extends from the *V8* brand's shelf-stable value offerings and mainstream products in the center of the store to *Bolthouse Farms*' packaged fresh, super-premium beverages in the retail perimeter. We're making investments behind Bolthouse Farms to drive brand awareness this year and pursuing opportunities to leverage this scalable platform in entirely new ways. For instance, we are introducing *V8 Harvest*, our first entry in packaged fresh 100 percent juice under the *V8* brand. And that's just the beginning.

To enter the fast-growing premium organic segment of the $2 billion U.S. baby food category, we added Plum Organics. There is compelling logic to this acquisition. *Plum Organics* is the number-two brand in the segment with culinary-inspired simple meals for infants and toddlers and pouch packaging that makes feeding easy. Like Bolthouse Farms, it brings an avid following of Millennials. Finally, it adds a growing brand to our $1 billion platform for children, which ranges from the classic *Campbell's* Condensed Chicken Noodle soup and *SpaghettiOs* pasta to our beloved *Goldfish* crackers and *V8 V-Fusion* juice boxes.

To expand our international presence, we acquired Kelsen Group, a leading producer of premium cookies with annual net sales of $180 million and popular brands that are sold in 85 countries. We completed this transaction after the fiscal year ended. I'm enthusiastic about Kelsen because it gives us a position in baked snacks in China and Hong Kong and expands our presence in new geographies. It also offers potential routes to expand our *Arnott's* and *Pepperidge Farm* brands in China and around the world.

"You can see that the direction of Campbell is changing ... one step at a time. The actions that we've taken are shifting our center of gravity for a greater long-term growth trajectory."

Our external development efforts extended beyond acquisitions. To drive our future growth in Mexico, we entered commercial agreements with Grupo Jumex and Conservas La Costeña to expand our access to production and distribution capabilities in this important market.

Our goal is to progressively increase our percentage of revenue from faster-growing markets outside the U.S., particularly Asia and Latin America.

Sale of Our European Simple Meals Business

As we announced previously, we have signed a definitive agreement for the sale of our European simple meals business. This transaction includes brands such as *Liebig* and *Royco* in France, *Erasco* in Germany, *Blå Band* in Sweden and *Devos Lemmens* and *Royco* in Belgium, and four plants. We are treating Europe as a discontinued operation. We'll continue to export *Pepperidge Farm* and brands from Kelsen Group throughout Europe and *Campbell's* products to the United Kingdom.

Our strategic rationale is clear. We're focusing our investments, resources and talent on iconic brands that we believe we can grow around the world, brands such as *Campbell's*, *Goldfish*, *Pepperidge Farm*, *Arnott's* and *V8*, and on new businesses in faster-growing spaces, like Bolthouse Farms, Plum Organics and Kelsen Group.

Shifting Our Center of Gravity

You can see that the direction of Campbell is changing ... one step at a time. The actions that we've taken are shifting our center of gravity for a greater long-term growth trajectory.

We're reshaping our portfolio, which now features 10 powerful brands with sales of more than $100 million each, led by our $2.1 billion *Campbell's* brand. We're building a more diversified portfolio with additional growth engines beyond soup. We're focusing on our three core categories but we've broadened their scope to pursue new growth opportunities. And we're building new connections with new consumers.

Delivering Results

Looking ahead to fiscal 2014, we expect to deliver growth of 5 to 6 percent in sales, 5 to 7 percent in adjusted EBIT and 3 to 5 percent in adjusted earnings per share from continuing operations.

As I enter my third year as CEO of this great company, I want to thank the Board of Directors, our leadership team, our dedicated employees and our shareholders for your support of our strategic plan.

Our work is far from over. But we're building on what we know ... to go where we haven't gone before ... and we're doing it with a clear strategy that is driving our momentum, delivering results and reshaping our future.

Best,



DENISE M. MORRISON
President and Chief Executive Officer

Chairman's Message



In fiscal 2013, the company took important steps to strengthen its base business and expand into faster-growing categories and geographies. The management team drove impressive growth in the U.S. Soup business and continued growth at Pepperidge Farm. We added three exciting new businesses to Campbell's portfolio and took meaningful action to begin to reshape our geographic footprint. As Denise has acknowledged in her message in this report, there are challenges that remain to be addressed. But the company's strong performance last year confirms the Board's confidence that the company is making good progress toward the goal of delivering sustainable, profitable growth.

We are delighted to welcome the newest additions to the Campbell family — Bolthouse Farms, Plum Organics and Kelsen Group. These businesses provide valuable new growth platforms for Campbell and opportunities to reach new consumer groups. New strategic partnerships in Mexico and the sale of the European simple meals business represent significant additional milestones in the evolution of the company's portfolio.

On behalf of the Board, I congratulate Denise and the Campbell Leadership Team on a job well done in fiscal 2013. I also thank my fellow directors for their distinguished service and continued dedication to Campbell Soup Company and its shareholders.



PAUL R. CHARRON
Chairman of the Board

OUR DUAL MANDATE

STRENGTHENING OUR CORE BUSINESS

Accelerating Campbell's growth starts with having a strong core. We're growing our powerful brands. We're reinforcing our relationships with the millions of loyal consumers who make our soups, simple meals, healthy beverages and snacks part of their lives. We're enhancing the relevance, appeal and vitality of our products. Importantly, we're also responding to the way our consumers are living now.

To build a stronger foundation for growth, we're driving consumer-focused innovation and optimizing our investments behind brands like *Campbell's*, *Campbell's Chunky*, *Swanson*, *Goldfish*, *Pepperidge Farm*, *Prego*, *Arnott's* and *V8*.

Just take another look at our U.S. Soup business, whose sales rose 5 percent in fiscal 2013 as we delivered growth across the portfolio. Sales of ready-to-serve soups grew 9 percent, led by the strong performance of *Campbell's Chunky* soup, which ignited this segment. The brand's robust growth was driven by the launch of great-tasting new varieties and our decision to return *Chunky*'s marketing focus to its core consumer — males with a big appetite for NFL football and satisfying soup.


Campbell's
Golden Mushroom
HOME STYLE
Campbell's
Chicken Noodle SOUP
CHUNKY
SWANSON
Chicken Broth
V8
Prego

Sales of condensed soup rose 2 percent and broth increased 4 percent. We grew our iconic *Campbell's* Condensed soups, which offer a wide array of delicious varieties that appeal to a broad range of consumers, especially children, families and Baby Boomers, due to their value and versatility. This strengthened our enduring leadership with consumers who love condensed soup, a segment that represents almost 40 percent of the wet soup category in the U.S. *Swanson* enhanced its number-one position in broth as we catered to the culinary needs of consumers who love to cook meals from scratch.



WE'RE OPTIMIZING THE DRIVERS OF DEMAND



The growth recipe for our U.S. Soup business is simple: Strong execution against the drivers of demand, including effective advertising and consumer promotion to strengthen our brand equities, and our renewed commitment to quality, taste, value and innovation. As the leader in soup, we're getting back to basics.

We're launching great new soups in fiscal 2014 like *Campbell's Homestyle*, a range of 29 ready-to-serve soups with wholesome ingredients and no added preservatives. We're rolling out new varieties of *Healthy Request* soups, expanding *Campbell's* Condensed soups for children and introducing flavor-infused *Swanson* broths in varieties like Thai Ginger.

Clockwise from top: *Campbell's Homestyle* Italian Wedding, *Campbell's Slow Kettle* Angus Beef & Dumplings, *Campbell's Chunky* New England Clam Chowder, *Campbell's* Golden Butternut Squash Bisque, *Campbell's* Condensed Tomato

CAMPBELL'S CHUNKY DRIVING FOR GROWTH

To build on the gains in *Campbell's Chunky*, we're kicking off new pub-inspired soup varieties like Spicy Chicken Quesadilla and Hearty Cheeseburger to add to our lineup. Clay Matthews, the All-Pro linebacker for the Green Bay Packers, is leading the brand's advertising "blitz" this year as our newest *Campbell's Chunky* "Mama's Boy."

We're also launching new and improved recipes for popular varieties like New England Clam Chowder and Beef with Country Vegetables while supporting this dynamic brand with competitive levels of advertising and consumer spending.

Clockwise from top left: *Campbell's Slow Kettle* Angus Beef & Dumplings, *Campbell's Chunky* Sirloin Burger with Country Vegetables, *Campbell's Chunky* New England Clam Chowder


52


52








Campbell's
CHUNKY


NFL

PROUD SPONSOR OF THE NFL


Campbell's
CHUNKY
SPICY CHICKEN QUESADILLA
Campbell's
CHUNKY
HEARTY CHEESEBURGER
Campbell's
CHUNKY
PHILLY-STYLE CHEESESTEAK


V8
BLOOD MARY
V8
Refreshers
SPAGHETTI
Prego
SWANSON
Swirl
Milano
Caramel Apple Pie
TimTam

Our U.S. Sauces business delivered sales growth for the year, with gains in *Prego* pasta sauces. *Prego* launched its first white sauces to compete in that growing segment, with varieties like Artisan Three Cheese Alfredo. The brand is adding three new "distinctive" red sauce varieties this year. Our *Pace* brand of Mexican sauces is expanding in the super-hot and dips segments.

In Global Baking and Snacking, sales of *Goldfish* crackers grew as this beloved brand continued to make a big splash, especially with kids and families. People can't seem to get enough *Goldfish*, so we're adding new production capacity to fuel continued growth. We're leveraging this brand's high level of engagement with families and children through digital, social and traditional channels, including our *Goldfish* Fun Zone, www.goldfishfun.com, a highly interactive online site that encourages optimism and creativity in children. Our popular *Finn and Friends* campaign is back and you'll see them "floating" in the 2013 Macy's Thanksgiving Day parade. We're continuing to sustain the growth of the *Goldfish* brand with a wave of innovation, including *Goldfish* Grahams in flavors like Fudge Brownie and Vanilla Cupcake.

We've renewed growth in *Pepperidge Farm* cookies by refreshing our core range and launching innovative new products to attract new consumers. We're maintaining strong marketing behind *Milano* and introducing Candy Cane *Milano* cookies for the holiday season. *Dessert Shop* cookies were a hit with consumers and we'll continue to rotate seasonal varieties like Caramel Apple and Pumpkin Cheesecake.

To strengthen our *Arnott's* biscuits business in Australia, we're enhancing our packaging capabilities and developing new pack sizes for treats and lunchboxes. We continue to introduce new varieties of *Tim Tam* biscuits, including a new treat called *Chocolicious* that will reach stores this year.

To reinvigorate our *V8* business, we're launching new products like *V8* Bloody Mary Mix and *V8 V-Fusion* Refreshers, a lighter fruit and vegetable beverage. We continue to expand our popular *V8 Splash* product line, which has delivered growth for seven consecutive years.





WE'RE REVVING UP YOUR FAVORITES

OUR DUAL MANDATE

EXPANDING INTO HIGHER-GROWTH SPACES

Our focus on expanding into higher-growth spaces is taking Campbell to new places and reshaping our portfolio for the future. We're leveraging breakthrough innovation and external development to pursue exciting new growth opportunities. We're competing in faster-growing categories like packaged fresh foods and organic baby food; faster-growing segments like dinner sauces and premium soups; and promising international markets, like China, Indonesia and Mexico. And we're engaging new consumers — like Millennials and Hispanics in the U.S. — who represent the future.



SHAKEDOWNS
RANCH
Chicken
Bolthouse FARMS
CLASSIC RANCH
SHREDZ

Bold innovation is one of the keys to connecting with new consumers. For instance, last year we launched *Campbell's* Skillet Sauces, our first entry into the dinner sauces market. We listened to consumers, who told us they wanted fresh, fast and easy alternatives to away-from-home dining and microwaveable meals. *Campbell's* Skillet Sauces make it possible to prepare a fresh-tasting meal on the stovetop in minutes. To expand this platform, we are introducing *Campbell's* Slow Cooker Sauces with varieties like Tavern-Style Pot Roast to reach consumers who use slow cookers, which are in more than 80 percent of U.S. households.

To expand in the fast-growing premium shelf-stable soup segment, we introduced *Campbell's Go* soups, which are offered in stand-up microwaveable pouches and tailored to consumers who crave bold flavors and culinary-inspired soups that reflect the global culture of food.

WE'RE MEETING THE BIG CONSUMER TRENDS HEAD ON




StockPot




Campbell's
SKILLET


Campbell's


SKILLET


New
V8
HARVEST
New
V8
HARVEST


Sauces

Consumers First! At Campbell, innovation starts with understanding each generation of our consumers ... their lives, their needs and their changing tastes. They're our inspiration for fresh new ideas like *Campbell's* Skillet Sauces, *Campbell's* Slow Cooker Sauces, *V8 Harvest* and *V8 V-Fusion + Energy* beverages.




V8
V-Fusion
New
V8
HARVEST
Campbell's
SLOW COOKER
Sauces
TAVERN STYLE POT ROAST
SKILLET
Sauces


V8
Spicy Hot
REAL STOCK
Chicken
Prego
Goldfish
PUFFS
Nacho
Lunch SLICES
Cruskits
ORIGINAL

To tap into the $8.6 billion energy drink segment, in fiscal 2013 we launched *V8 V-Fusion + Energy*, a 50-calorie beverage that provides one combined serving of fruit and vegetables and contains green tea extract to give consumers, like on-the-go women, a flavorful boost. To pursue growth in the children's juice box segment, we're building on our launch of *V8 V-Fusion* juice boxes by adding new variety packs and a new grape flavor.

To expand into new consumer segments, we're launching new varieties of *Goldfish* crackers that are inspired by Hispanic tastes, like *Kick It Up A Nacho*, and *Goldfish* Puffs, air-puffed snacks in varieties like Mega Cheese that are aimed at snacking teens who are seeking bolder flavors as they shed their childhood tastes. We're extending the brand to Simple Meals with our test launch of *Goldfish* Mac and Cheese.

Overall, Campbell expects to introduce more than 200 new products this year as we continue to transform consumer insights into foods that new generations of consumers will enjoy.

WE'RE MAKING BOLD MOVES FOR LONG-TERM GROWTH

To grow, really grow, you have to have the courage to think big and "beyond the can." That's what we're doing at Campbell, where we are expanding in new categories, segments and geographies through acquisitions and strategic alliances to reshape our future.

To accelerate our growth in faster-growing international markets, especially China, we acquired Kelsen Group, whose premium butter cookies are sold under brand names such as *Kjeldsens* and *Royal Dansk*. More than one-third of its sales are in China and Hong Kong, where it is the market leader in assorted sweet biscuits. Kelsen expands our access to new consumers in the growing $60 billion global sweet biscuits market. We're focused on integrating Kelsen and expanding its position in China, where we also see long-term opportunities to introduce our *Arnott's* and *Pepperidge Farm* brands.


Kelsen
Group
Kjeldsens
BUTTER
COOKIES
ROYAL DANSK
Danish Butter Cookies





Plum
teensy fruits
super puffs
morning mish mash
little yums
Plum organics
yum
2
raspberry, spinach & greek yogurt
organic baby food

WE'RE APPEALING TO THE NEXT GENERATION OF CONSUMERS

Bolthouse Farms and Plum Organics give us exciting growth platforms in packaged fresh foods and organic baby food, respectively. Their on-trend brands expand our connection with new consumers. With Bolthouse Farms, we are reaching consumers who enjoy fresh foods and aspire to healthy lifestyles, with a growing product line that ranges from carrots and salad dressings to fruit smoothies, juices, protein drinks and cafés. We're leveraging the capabilities of Bolthouse Farms this year to introduce *V8 Harvest*, our first entry in super-premium packaged fresh juices under the *V8* brand, and we're planning to launch Baby Carrot *ShakeDowns* — crunchy 25-calorie snacks with unique packaging that enables consumers to add seasonings like Chili Lime and Ranch to the fresh carrots right in the bag. Bolthouse Farms boasts a bumper crop of innovative products and we're making our first advertising investments behind the brand this year to increase consumer awareness.

Plum Organics' premium organic simple meals for babies, toddlers and young children deliver great taste with organic fruits, vegetables and proteins and culinary-inspired recipes in convenient pouches that make feeding easy. We plan to unlock the brand's growth potential by expanding distribution.



100%
DAILY VALUE OF
12 ESSENTIAL VITAMINS
PER SERVING
Bolthouse
FARMS
Multi-V
32%
DAILY VALUE
FIBER
per serving
100% FRUIT JUICE SMOOTHIE + BOOSTS
450 mL (15.2 fl. oz.)



SHAKEDOWNS
CHILI LIME
Bolthouse
FARMS
Daily Greens
Chocolate
Protein
PLUS
100%
Carrot
Strawberry Parfait
Breakfast
Smoothie
PURE
ARABICA COFFEE
& REAL SEA SALT
SALTED

Delivering Results

Our commitment to our dual mandate is already producing results. We've made brand-building investments and replenished our innovation pipeline. We're expanding into higher-growth spaces, including new categories, segments, channels and geographies. We've brought in a new leadership team, with a new energy to match. Our work is far from over, but our strategy is clear.

For the 2013 fiscal year, U.S. Soup sales grew

5%

Trio of Growth Engines


Bolthouse
FARMS
Plum
Kelsen
Group

$1B

in Annualized Net Sales

Innovation

is a critical part of our recipe

Multiplied number of **new disruptive ideas** in pipeline

The Difference
Number of products launched


200+
100
FY11
FY14
(forecast)

Reshaping Our Portfolio

10

Powerful brands

with sales of more than $100M each, led by our $2.1B *Campbell's* brand

CAMPBELL APPOINTS
MICHAEL SENACKERIB
CHIEF MARKETING OFFICER
OCTOBER 2012

CAMPBELL NAMES
LUCA MIGNINI
PRESIDENT – CAMPBELL INTERNATIONAL
NOVEMBER 2012

CAMPBELL APPOINTS
CARLOS BARROSO
SENIOR VICE PRESIDENT – GLOBAL RESEARCH & DEVELOPMENT
JULY 2013

Campbell named to

Forbes' 100 Most Innovative Companies List

SEPTEMBER 2013

Percent of List Sales from New Products*

THREE-YEAR ROLLING BASIS


8%
9%
10%
12%
FY11
FY12
FY13
FY14
(forecast)

*Excludes acquisitions in their first year



Nourishing. To connect to our Corporate Social Responsibility Report and learn more about Campbell's integrated approach to nourishing our consumers, our community, our employees and our planet, go to **www.campbellsoupcompany.com/csr**.



On the Web. Visit us at **www.campbellsoupcompany.com** for company news and information. Hungry? Visit us at **www.campbellskitchen.com** for mouthwatering recipes.



Twitter. Follow us **@CampbellSoupCo** for tweets about our company, programs and brands.

FINANCIAL HIGHLIGHTS

(dollars in millions, except per share amounts)	**2013**	2012
Results of Operations		
Net sales	**$ 8,052**	$ 7,175
Gross profit	**$ 2,912**	$ 2,810
Percent of sales	**36.2%**	39.2%
Earnings before interest and taxes	**$ 1,080**	$ 1,155
Earnings from continuing operations attributable to Campbell Soup Company	**$ 689**	$ 734
Per share — diluted	**$ 2.17**	$ 2.29
Earnings from discontinued operations	**$ (231)**	$ 40
Per share — diluted	**$ (0.73)**	$ 0.12
Net earnings attributable to Campbell Soup Company	**$ 458**	$ 774
Per share — diluted	**$ 1.44**	$ 2.41
Other Information		
Net cash provided by operating activities	**$ 1,019**	$ 1,120
Capital expenditures	**$ 336**	$ 323
Dividends per share	**$ 1.16**	$ 1.16

In 2013, Earnings from continuing operations were impacted by the following: $90 ($.28 per share) of restructuring charges and related costs associated with initiatives to improve the U.S. supply chain cost structure and increase asset utilization across the U.S. thermal plant network; expand access to manufacturing and distribution capabilities in Mexico; improve the Pepperidge Farm bakery supply chain cost structure; and reduce overhead costs in North America; and $7 ($.02 per share) of transaction costs related to the acquisition of Bolthouse Farms. Earnings from discontinued operations included a $263 ($.83 per share) impairment charge on intangible assets and $18 ($.06 per share) of tax charges representing taxes on the difference between the book value and tax basis of the simple meals business in Europe.

In 2012, Earnings from continuing operations were impacted by the following: a $4 ($.01 per share) restructuring charge associated with the initiatives announced in June 2011 to improve supply chain efficiency, reduce overhead costs across the organization and exit the Russian market and $3 ($.01 per share) of transaction costs related to the acquisition of Bolthouse Farms. Earnings from discontinued operations included a $2 ($.01 per share) restructuring charge associated with the initiatives announced in June 2011.

See below for a reconciliation of the impact of these items on reported results.

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES

The following information is provided to reconcile certain non-GAAP financial measures disclosed in the Letter to Shareholders to reported earnings results. The company believes that the financial information excluding certain transactions not considered to be part of the ongoing business improves the comparability of year-to-year earnings results. Consequently, the company believes that investors may be able to better understand its earnings results if these transactions are excluded from the results. These non-GAAP financial measures are measures of performance not defined by accounting principles generally accepted in the United States and should be considered in addition to, not in lieu of, GAAP reported measures.

	2013		2012		Earnings % Change	EPS % Change
(dollars in millions, except per share amounts)	**Earnings Impact**	**Diluted EPS Impact**	Earnings Impact	Diluted EPS Impact	2013/2012	2013/2012
Net earnings attributable to Campbell Soup Company, as reported	**$ 458**	**$ 1.44**	$ 774	$ 2.41	(41%)	(40%)
Continuing Operations						
Earnings from continuing operations attributable to Campbell Soup Company, as reported	**$ 689**	**$ 2.17**	$ 734	$ 2.29		
Restructuring charges and related costs	**90**	**0.28**	4	0.01		
Acquisition transaction costs	**7**	**0.02**	3	0.01		
Adjusted Earnings from continuing operations attributable to Campbell Soup Company	**$ 786**	**$ 2.48**	$ 741	$ 2.31	6%	7%
Discontinued Operations						
Earnings (loss) from discontinued operations, as reported	**$ (231)**	**$ (0.73)**	$ 40	$ 0.12		
Restructuring charges and related costs	**—**	**—**	2	0.01		
Impairment on European business	**263**	**0.83**	—	—		
Tax expense on book and tax differences	**18**	**0.06**	—	—		
Adjusted Earnings from discontinued operations	**$ 50**	**$ 0.16**	$ 42	$ 0.13	19%	23%
Adjusted Net earnings attributable to Campbell Soup Company	**$ 836**	**$ 2.64**	$ 783	$ 2.44	7%	8%

The sum of the individual per share amounts may not add due to rounding.

OUR TEAM

We're bolstering leadership throughout the entire organization

Our leadership team is executing our growth strategies and delivering results.


1
2
3
4
9-10
8
7
6
5

Our leadership team
(clockwise from left)

1. B. Craig Owens
2. Irene Chang Britt
3. Mark Alexander
4. Luca Mignini
5. Robert W. Morrissey
6. Michael P. Senackerib
7. Ellen Oran Kaden
8. Joseph C. Spagnoletti
9. David R. White
10. Carlos Barroso

BOARD OF DIRECTORS

(As of September 2013)

Paul R. Charron
Chairman of Campbell Soup Company, Retired Chairman and Chief Executive Officer of Liz Claiborne, Inc.

Denise M. Morrison
President and Chief Executive Officer of Campbell Soup Company

Edmund M. Carpenter
Retired President and Chief Executive Officer of Barnes Group, Inc.[2, 3]

Bennett Dorrance
Private Investor and Chairman and Managing Director of DMB Associates[2, 4]

Lawrence C. Karlson
Retired Chairman and Chief Executive Officer of Berwind Financial Corporation[1, 3]

Randall W. Larrimore
Retired President and Chief Executive Officer of United Stationers, Inc.[2, 4]

Mary Alice D. Malone
Private Investor and President of Iron Spring Farm, Inc.[2, 3]

Sara Mathew
Chairman and Chief Executive Officer of The Dun & Bradstreet Corporation[1, 4]

Charles R. Perrin
Retired Chairman and Chief Executive Officer of Avon Products, Inc.[2, 3]

A. Barry Rand
Chief Executive Officer of AARP[1, 4]

Nick Shreiber
Retired President and Chief Executive Officer of Tetra Pak Group[1, 4]

Tracey T. Travis
Executive Vice President and Chief Financial Officer of The Estée Lauder Companies Inc.[1, 3]

Archbold D. van Beuren
Retired Senior Vice President of Campbell Soup Company[1, 3]

Les C. Vinney
Retired President and Chief Executive Officer of STERIS Corporation[2, 3]

Charlotte C. Weber
Private Investor and Chief Executive Officer of Live Oak Properties[2, 4]

OFFICERS

(As of September 2013)

Denise M. Morrison
President and Chief Executive Officer

Mark Alexander
Senior Vice President and President — Campbell North America

Carlos Barroso
Senior Vice President — Global Research & Development

Irene Chang Britt
President — Pepperidge Farm and Senior Vice President — Global Baking and Snacking

Ellen Oran Kaden
Senior Vice President — Chief Legal and Public Affairs Officer

Luca Mignini
Senior Vice President and President — Campbell International

Robert W. Morrissey
Senior Vice President — Chief Human Resources Officer

B. Craig Owens
Senior Vice President — Chief Financial Officer and Chief Administrative Officer

Michael P. Senackerib
Senior Vice President — Chief Marketing Officer

Joseph C. Spagnoletti
Senior Vice President — Chief Information Officer

David R. White
Senior Vice President — Global Supply Chain

Anthony P. DiSilvestro
Senior Vice President — Finance

Kathleen M. Gibson
Vice President and Corporate Secretary

Richard J. Landers
Vice President — Taxes

Ashok Madhavan
Vice President and Treasurer

William J. O'Shea
Vice President — Finance Operations

John P. Waldron
Vice President — Controller

Committees
1 Audit
2 Compensation & Organization
3 Finance & Corporate Development
4 Governance

SHAREHOLDER INFORMATION

World Headquarters

Campbell Soup Company
1 Campbell Place
Camden, NJ 08103
(856) 342-4800
(856) 342-3878 (Fax)

Stock Exchange Listings

New York
Ticker Symbol: CPB

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
1-800-780-3203

Independent Accountants

PricewaterhouseCoopers LLP
Two Commerce Square
Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042

Dividends

Campbell has paid dividends since the company became public in 1954. Dividends are normally paid quarterly, near the end of January, April, July and October.

A dividend reinvestment plan is available to shareholders. For information about dividends or the dividend reinvestment plan, write to Dividend Reinvestment Plan Agent, Campbell Soup Company, P.O. Box 43078, Providence, RI 02940-3078. Or call: (781) 575-2723 or 1-800-780-3203.

Annual Meeting

The Annual Meeting of Shareholders will be held on November 20, 2013 at 4:00 p.m. Eastern Time at the Stamford Marriott Hotel, 243 Tresser Boulevard, Stamford, Connecticut 06901.

Publications

For copies of the Annual Report or the SEC Form 10-K or other financial information, write to Investor Relations at the World Headquarters address, or call 1-800-840-2865 or visit our worldwide website at www.campbellsoupcompany.com.

For copies of Campbell's Corporate Social Responsibility Report, write to Dave Stangis, Vice President – Public Affairs and Corporate Responsibility, at csr_feedback@campbellsoup.com.

Information Sources

Inquiries regarding our products may be addressed to Campbell's Consumer Response Center at the World Headquarters address or call 1-800-257-8443.

Investors and financial analysts may contact Jennifer Driscoll, Vice President – Investor Relations, at the World Headquarters address or call (856) 342-6081.

Media and public relations inquiries should be directed to Carla Burigatto, Director – External Communications, at the World Headquarters address or call (856) 342-3737.

Communications concerning share transfer, lost certificates, dividends and change of address, should be directed to Computershare Trust Company, N.A., 1-800-780-3203.

Shareholder Information Service

For the latest quarterly business results, or other information requests such as dividend dates, shareholder programs or product news, call 1-800-840-2865. Shareholder information is also available on our worldwide website at www.campbellsoupcompany.com.

Campbell Brands

Product trademarks owned or licensed by Campbell Soup Company and/or its subsidiaries appearing in the narrative text of this report are italicized.


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Campbell's

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investor.campbellsoupcompany.com